[Sidley Austin Brown & Wood LLP Letterhead]

May 16, 2005

VIA EDGAR SUBMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: H. Christopher Owings

Re:
Exelon Corporation
Amendment No. 1 to Registration Statement on Form S-4
Filed April 14, 2005
(SEC File No. 333-122704)

Exelon Corporation
Form 10-K for the Fiscal Year Ended December 31, 2004
Form 10-Q for the Quarter Ended March 31, 2005
Form 8-Ks Filed February 25, March 7, March 8, March 29, March 30, March 31, April 5, April 6, April 14, April 25 and April 27, 2005
(SEC File No. 1-16169)

Ladies and Gentlemen:

        On behalf of Exelon Corporation ("Exelon"), we are writing in response to the comments contained in the Staff's comment letter dated May 6, 2005 (the "Comment Letter") with respect to Exelon's Amendment No. 1 to the Registration Statement on Form S-4, as filed with the SEC on April 14, 2005 (the "Registration Statement"). Concurrently with the filing of this letter Exelon is filing Amendment No. 2 to the Registration Statement. Amendment No. 2 to the Registration Statement updates the unaudited condensed combined consolidated pro forma financial statements to reflect the Exelon and Public Service Enterprise Group Incorporated ("PSEG") financial information for the three months ended March 31, 2005. The methodology used for creating the March 31, 2005 pro forma condensed combined consolidated financial statements did not differ from that used to create the December 31, 2004 pro forma condensed combined consolidated financial statements.

        For the convenience of the Staff's review, we have set forth the comments contained in the Staff's Comment Letter along with the responses of Exelon and PSEG. With respect to the Staff's comments relating to PSEG, all of the responses to such comments have been provided by PSEG. For the convenience of the Staff's review, PSEG's responses have been included in this letter. All responses in this letter are provided on a supplemental basis.

        Please note that on May 13, 2005, Exelon filed a Report on Form 8-K in which Item 6, Item 7 and Item 8 of Exelon's annual report on Form 10-K for the year ended December 31, 2004 were recast to, among other things, conform to the presentation of the discontinued operations discussed in response to comment 42 of the Staff's comment letter dated March 11, 2005 and in Exelon's quarterly report on Form 10-Q for the period ended March 31, 2005.

* * * *

Form S-4

General

  Comment:

1.
We note your response to prior comment 5 and further note your intention not to waive the tax opinion condition. However, please disclose whether you will re-solicit shareholders if you waive the requirement regarding receipt of the tax opinion.

  Response:

        The Registration Statement has been revised to address the Staff's comment. See pp. 11 and 134. The revised language states that "If it were determined that the merger would not qualify as a tax-free reorganization and Exelon and PSEG were to waive the condition relating to the receipt of the tax opinions described above, Exelon and PSEG would re-solicit their shareholders' vote on the issuance of the shares of Exelon common stock as contemplated by the merger agreement and approval of the merger agreement, respectively."

  Comment:

2.
We note your response to our prior comment 16. Our original comment was in response to your disclosure under "Recommendation of PSEG Board; PSEG's Reasons for the Merger," the second bullet point, "Increased Scale and Scope, Diversification of Risk." In your disclosure you state that "[t]he combined company will have greater diversification of market and regulatory regimes and more balance in its electric and gas delivery and generation portfolio." This appeared to be a discussion of how the resulting company's business segments will be more balanced. Our prior comment requested that you provide an objective measure of how your business would be more balanced by these segments. We reissue our prior comment 16.

  Response:

        After further considering the Staff's comment, PSEG has determined to revise the sentence quoted in the comment so that it simply states, "[t]he combined company will have greater diversification of market and regulatory regimes." The ending part of the sentence was intended to deal with the notion of balance within each of the delivery and generation portfolios, not between them as discreet business segments. The following sentences in the bullet point make this clear. Accordingly, the Registration Statement has been revised to delete the "balance" phrase as redundant and, to the Staff's point, susceptible of a segment rather than a portfolio interpretation. See p. 62.

The Merger Agreement, page 116

  Comment:

3.
We note your statement in the first italicized paragraph regarding the merger agreement that "[i]t is not intended to provide any other factual information about Exelon or PSEG." Investors are entitled to rely upon disclosures in your publicly filed documents, including the merger agreement. Please revise your disclosure to eliminate the implication that stockholders may not rely upon the disclosure regarding the merger agreement.

  Response:

        The disclosure on page 116 of the Registration Statement has been revised to delete the language noted by the Staff and to add explanatory language as to the merger agreement and the representations and warranties contained therein in order to highlight important qualifications and similar issues. Exelon and PSEG intend that the revised language eliminates any implication that shareholders may not rely upon the disclosure regarding the merger agreement as requested in the Staff's comment.

Exelon Unaudited Pro Forma Condensed Combined Consolidated Financial Statements and Notes, page 137

  Comment:

4.
We note your response to prior comment 25. Please be advised that we believe any changes from the pro forma financial statements, which shareholders will vote upon, should be identified and discussed in the financial statements in the period in which the purchase is recorded.

  Response:

        Exelon and PSEG understand the Staff's position and will make appropriate supplemental disclosure.

Notes to Unaudited Pro Forma Condensed Combined Consolidated Balance Sheet Note (b), page 150

  Comment:

5.
You indicate in response 26 that you intend to engage a valuation firm(s) to obtain a detailed evaluation of plants on a unit by unit basis. You expect the valuation expert to begin work in the second quarter of 2005. As you are aware, GAAP requires allocation of the purchase price to be based on fair values of the closing date of the merger. Please be advised that such valuation work should place more weight on comparable prices that occurred closer to the close date to the extent the valuation uses a comparable sales approach. Accordingly, this portion of the valuation should be updated for more current sales since close is expected to be substantially later than the second quarter of 2005. If there are no recent sales of comparable plants, the valuation should include a projection of fair value based on the trend of sales price data. Similarly, discounted cash flow analyses should also be updated to reflect assumptions as of the closing date.

  Response:

        Exelon and PSEG do not expect that the valuation work will be completed until near the closing date of the merger. The purchase price will be allocated and the valuation will be performed in accordance with generally accepted accounting principles and updated as the Staff suggests.

  Comment:

6.
In response to prior comment 26, you state that you allocated $901 million to identifiable intangible assets. These intangible assets represent nuclear fuel supply contracts, power supply contracts, and power purchase contracts. Please explain why you believe these contracts meet the definition of an intangible asset as defined in Appendix F to SFAS 142. If you conclude these assets are properly categorized as intangible assets, please present all such assets as a separate line item on your balance sheet pursuant to paragraph 42 of SFAS 142. If such assets constitute financial assets, then you should not characterize them as intangibles.

  Response:

        Exelon considered the definition of intangible assets in Appendix F to Statement of Financial Accounting Standards ("SFAS") No. 142. Financial assets are defined in Appendix E to SFAS 140 as:

  "Cash, evidence of an ownership interest in an entity, or a contract that conveys to a second entity a contractual right (a) to receive cash or another financial instrument from a first entity or (b) to exchange other financial instruments on potentially favorable terms with the first entity (Statement 107, paragraph 3(b))."

        The contracts being valued are contracts that are settled either through the delivery or purchase of energy, or the delivery of nuclear fuel. Exelon does not believe the nuclear supply contracts and power purchase and supply contracts meet the definition of financial assets and, therefore, has classified these items as intangible assets. In addition, Exelon believes it is appropriate to treat these contracts as intangible assets consistent with the guidance in paragraph A14.d. SFAS No. 141.

        These intangible assets are now presented on a separate line in the pro forma balance sheet included in Amendment No. 2 to the Registration Statement. Upon the completion of the merger, Exelon will record the allocation as a separate line item unless it is determined to be immaterial in accordance with the 5% rule in Regulation S-X.

  Comment:

7.
Your response to prior comment 26 with respect to the premium paid is not comprehensive. As such, we reissue the latter portion of the comment. We assume you performed significant sophisticated analysis of the benefits management believed they would obtain with the acquisition of PSEG. We further assume such analysis was made in order to determine your initial and maximum bid amounts. As requested, please tell us in detail the reasons you paid a substantial premium relative to the net fair values to acquire generating assets and a regulated transmission and distribution business earning a regulated rate of return. In justifying the abnormal amount of recorded goodwill, please cite examples of other recent utility industry acquisitions and, for comparative purposes, tell us the amount of the purchase price allocated to goodwill versus tangible and identifiable intangible assets for each acquisition. Please explain to us in detail your economic analysis of the strengths and weaknesses of PSEG leading up to the final agreement to acquire. We may have further substantive comment.

  Response:

        Exelon management and its advisors did perform financial analyses of the transaction and used these analyses in negotiating the transaction and establishing initial and maximum exchange ratios that would be acceptable. Exelon's primary tools in establishing such ranges were typical financial tools such as discounted cash flow analyses and pro forma financial analyses of EPS, dividends and credit and financial position. Exelon's approach to its decision to enter into the transaction on the agreed terms was primarily an economic one based on the market prices of Exelon and PSEG common stock and the relative economic values of each company, taken as a whole.

        The amount of goodwill resulting from the merger is an accounting consequence of the consideration paid by Exelon in the merger and the fair value of the assets at the time of the closing of the merger. Exelon has been able to make only a preliminary estimate of the fair value of the assets of PSEG and, therefore, the amount of goodwill disclosed in the Registration Statement is only a preliminary number. As discussed in Exelon's response to prior comment 26 and in the response to comment 8 below, Exelon will determine actual goodwill based upon the final valuations of PSEG's assets as determined by management and independent third parties. These may differ materially from the estimates in the pro forma financial statements included in the Registration Statement. The preliminary nature of the analysis is described in the introduction to the unaudited pro forma condensed combined consolidated financial statements on page 145 and in note (b) to the unaudited pro forma condensed combined consolidated balance sheet. Exelon has revised the Registration Statement to enhance the disclosure regarding the potential changes to the fair value of PSEG's assets and, therefore, to goodwill and the consequences of any such change.

        Exelon understands that the Staff believes that the amount of goodwill involved in this transaction is unusually high. However, in evaluating the transaction, the Board of Directors of Exelon focused on premium to market values rather than premium to net fair values of assets. A number of different factors need to be considered to place in proper perspective the amount of goodwill resulting from the transaction. These factors include the following:

        1.     The estimated net present value of synergies, net of costs to achieve, is greater than the amount of goodwill. Exelon believes this analysis supports the allocation of purchase price to goodwill because synergies are not related to the net fair value of an asset.

        2.     The management and Board of Directors of Exelon focused more on market value rather than book value in determining whether to approve the transaction. The market price of PSEG common stock at the time that the exchange ratio was agreed upon had approximately $6 billion of hypothetical goodwill built into it based upon Exelon's current preliminary estimate of the fair value of the net assets of PSEG. This estimate is described in footnote (b) to the unaudited pro forma condensed combined consolidated balance sheet on page 153. The premium paid by Exelon, based on the closing price per share of Exelon and PSEG common stock on December 16, 2004, is 14.4%, resulting in additional goodwill of approximately $1.6 billion. Thus, the bulk of the goodwill is attributable not to the premium paid by Exelon, but rather to the value that the market saw in PSEG.

        The exchange ratio and resulting premium agreed upon by Exelon and PSEG were the product of extensive negotiations between the parties. See "The Merger—Background of the Merger" on pages 50-57. From the beginning of those negotiations Exelon expected that it would be required to offer an exchange ratio that would result in a premium over the trading price of PSEG's common stock in order to get approval of the merger by PSEG's Board of Directors and, ultimately, its shareholders. As described in the opinions of JPMorgan and Lehman Brothers, the premium over the stock price implied in the merger for the period described is below the average premiums paid in similar precedent transactions. See "The Merger—Opinions of Financial Advisors—Opinions of Exelon's Financial Advisors—Opinion of JPMorgan" and "—Opinion of Lehman Brothers."

        The broad parameters for the consideration that Exelon would pay in the merger were established by the acquisition criteria previously disclosed by Exelon, most importantly that the transaction must be expected to be accretive to earnings. Within these parameters the Board of Directors of Exelon looked at many factors, both economic and non-economic, in determining to recommend the merger on the terms set forth in the merger agreement, including the exchange ratio.

        The material reasons for the Board's approval and recommendation are set forth under the heading "The Merger—Recommendation of the Exelon Board; Exelon's Reasons for the Merger" beginning on page 57. The primary economic analyses performed related to the estimated synergies from the merger, the expected financial impact of the merger on Exelon and Exelon's ability to improve the performance of the PSEG nuclear fleet. In addition, the Board considered other factors, including the more stable cash flow expected as a result of the diversification of the energy delivery and generation portfolios of the combined company, the strategic alternatives available to Exelon and the strategic considerations set forth on pages 58-59.

        With respect to expected synergies and as described under the heading "The Merger—Estimated Potential Synergies Attributable to the Merger," Exelon's analysis resulted in estimated synergies of approximately $400 million in the first full year of operations following completion of the merger and approximately $500 million in the second full year. Over a period of ten years, plus a terminal value at the end of the period for subsequent synergies, this would result in approximately $8 to $9 billion of estimated after tax retained synergies on a net present value basis, net of costs to achieve, which would exceed the premium to be paid in the merger and the amount of goodwill resulting from the merger. Approximately 70% of these synergies relate to the non-utility businesses of Exelon and PSEG which are not subject to regulation on their rates of return. For further details regarding Exelon's synergy analysis please refer to the materials previously provided to the Staff.

        With respect to the financial impact of the merger on Exelon, the Board of Directors reviewed the quantitative analysis of the merger on the combined company's earnings per share utilizing, as a baseline, the forward-looking financial information exchanged by Exelon and PSEG, as described under the heading "The Merger—Forward-Looking Financial Information." Exelon also took note of the fact that historically over half of PSEG's earnings were from its non-utility businesses and that this trend was expected to continue. Unlike the transmission and distribution business of PSEG, the rate of return on the non-utility business is not regulated. Finally, the Exelon Board considered that the analysis of estimated expected and growing synergies under a conservative synergies retention assumption indicated that the merger is expected to be accretive to earnings of the combined company, thus meeting the applicable acquisition criterion.

        Exelon's analysis was primarily focused on the market values and relative economic values of Exelon and PSEG as described above. Exelon also considered other benefits and risks associated with a business combination with PSEG. The benefits considered included PSEG's expertise in transmission and distribution operations and knowledge of the New Jersey auction process for procurement of power. The risks considered included the risks associated with PSEG's credit position and operating risks associated with PSEG's nuclear stations. However, Exelon did not complete a specific economic analysis of PSEG's individual strengths and weaknesses as described in the Staff's comment.

        While not part of the analysis used to determine what purchase price it was willing to pay in the merger, Exelon has provided in the table below information requested by the Staff with respect to the allocation of purchase price in other power and utility transactions. Exelon believes, however, that it is not necessarily appropriate to draw direct comparisons with respect to purchase price allocation from those transactions to the merger because the asset mix in those transactions and the financial and economic conditions at the time of those transactions were different from those in the current transaction. All information in the table below is based on the applicable company's public filings ($ in billions).

Year	2001	2002	2002	2005
Acquirer	FirstEnergy Corp.	Potomac Electric Power Company	Energy East Corporation	Duke Energy Corp.*
Acquiree	GPU	Conectiv	Rochester Gas & Electric Corporation	Cinergy Corp.
Total Consideration	$11.3	$5.5	$2.3	$13.7
Net Book Value of Assets Acquired	$4.8	$0.8	$2.7
Resulting Goodwill	$3.6	$1.4	$0.6	$4
Resulting Goodwill as a % of Total Consideration	32%	25%	26%	29%

*
Based on preliminary estimates publicly filed by Duke and Cinergy.

        Every transaction involves companies with different capital structures. For this reason Exelon believes that, if a comparison is to be made with other transactions, the most relevant measure would be goodwill as a percentage of total transaction value, including debt assumed. Viewed from the point of total consideration, including debt assumed, the goodwill resulting from the merger is 31% of the transaction value. As shown in the comparative table below, that percentage of goodwill is similar to the percentage of goodwill resulting from other transactions. The comparable data is 29% for the recently announced Duke/Cinergy transaction and a mean of 28% for other similar transactions in the industry.

($ in millions)	Exelon-PSEG	Duke Energy- Cinergy(1)	Mean of Other Comparable Transactions(2)
Total Transaction Value
Market Value of Equity	$11,249	$7,729
Premium to Market	1,564	1,104

Purchase Price	12,813	8,833
Book Value of Net Debt	13,285	4,852

Total Consideration	26,098	13,685	6,386
Less: Book Value of Assets	20,362	9,348	2,767
Excess of Purchase Price Over Net Book Value	7,077	4,496
Adjustments to goodwill related to:
Property, Plant and Equipment	1,263
Intangible Assets	846
Other, net	(1,039)

Goodwill	8,147	4,000	1,867
Present Value of Synergies(3)	8,500
Synergies as a % of Goodwill	104%
Goodwill as a % of Total Consideration	31%	29%	28%

(1)
Based on preliminary estimates publicly filed by Duke and Cinergy

(2)
Mean of comparable transactions listed in previous table

(3)
Midpoint of net present value of estimated after tax retained synergies

        Although the final amount of goodwill is not known at this time, Exelon recognizes that the goodwill currently identified is substantial in comparison to the net fair value of PSEG's assets. Exelon will perform impairment tests with respect to the goodwill at least annually, and more frequently if circumstances indicate that impairment may have occurred. The risks associated with the possible impairment of the goodwill and the resulting impact on the combined company's operating results are disclosed under "Risk Factors" on page 22.

  Comment:

8.
We have reviewed prior comment 29. With respect to market comparable transactions, tell us specifically which plant sales you used in your analysis including the date in which the transaction occurred. Ensure you show us whether there was any averaging or weighting of $/kW for different sales and how you used the unit specific variables on individual PSEG units. Tell us whether the comparable transactions related to asset sales or business acquisitions. Further, explain in detail how you determined a fair value of approximately $1,000 per kW on the high end and $600 per kW on the low end for your nuclear stations. You state that market comparable transactions are very limited and vary significantly by unit, yet you state that the fair value was determined based on an analysis of the specific units and their relation to the identifiable market comparable transactions. Please describe more specifically how this range was determined. For those nuclear units in which you held an interest, tell us whether Exelon's valuation gave any consideration to allocating a larger dollar amount per kW for those units given the elimination of a minority interest. Finally, you state that you determined the midpoint valuation would be the most reasonable approach for the fossil stations based on the variability of the valuations using the different assumptions. Please explain in detail what you mean by the "variability" of the valuations and why this led you to conclude the midpoint valuation, as opposed to some other point, was most appropriate. We may have further comment.

  Response:

        Power plant valuations are inherently complex and time consuming. Additionally, there is limited information available to determine, with more precision, valuations derived from market comparable transactions. As a result, Exelon's valuation of the fossil plants is very preliminary and based on a highly judgmental approach. In order to obtain an adequate valuation for purposes of purchase accounting, each unit will require a detailed fair value analysis of its underlying cash flows as well as an assessment of market comparable transactions. To date, that work has not been completed. PSEG owns either partial or full interests in approximately 35 fossil power stations, several of which consist of multiple units. Although market comparable transactions were used to determine Exelon's estimate of value per kW for each unit, Exelon's approach was based on general valuation guidelines for units that were similar in region, fuel type and certain other key factors. Specifically, a general price per kW was determined based on recent sales transactions. This general guideline price per kW was then adjusted for any known factors significantly impacting the individual unit. This approach was used in order to obtain general valuations within a reasonable range of those that Exelon believes would have been obtained had Exelon completed a detailed market comparable review for each unit. Therefore, Exelon did not complete an analysis of comparable market transactions on a unit-by-unit basis, directly linking those market comparable transactions to the fair values as determined by Exelon, for use in the pro forma financial statements. This more detailed type of valuation work is expected to be completed in connection with the recording of the purchase accounting upon the closing of the merger.

        The use of the high-level valuation approach discussed above can result in a significant range of fair values for an individual unit. In order to capture a reasonable valuation for each unit, without having the current ability to perform a detailed valuation, Exelon used a midpoint valuation. If Exelon had further information that indicated that a different point within the range should have been used to determine these valuations, that point would have been selected.

        With respect to Exelon's fair value determination regarding nuclear stations, it should be noted that 10 nuclear power plants have been sold during 2000-2004, including 2 transactions in which Exelon was related to the acquisition group. Those transactions and the price paid per kW were as follows:

Reactor(s)	Year Sale Completed*	Price Paid ($/kw)
Oyster Creek	2000	16
Peach Bottom, Hope Creek and Salem	2001	28
Fitzpatrick and Indian Point 3	2000	280
Indian Point 2	2001	49
Millstone	2001	613
Nine Mile Point	2001	439
Vermont Yankee	2002	288
Seabrook	2002	731
Clinton, Three Mile Island, Oyster Creek	2003	228
R E Ginna	2004	810

*
The transactions were generally announced six to nine months prior to the date of completion.

        This market activity, as well as the variability in the price paid per kW, makes it very difficult to ensure that any individual transaction represents an indication of the overall market. Therefore, Exelon considered what limited market information was available, as well as its own internal view of the value of an unregulated nuclear unit, in determining fair value of PSEG's nuclear stations. The most recent of the transactions in the table above indicate that the fair value of nuclear stations increased from the levels of the transactions completed earlier in the 2000-2004 period. Thus, in management's judgment, a reasonable market range should be $600 to $1000 per kW.

        As it relates to Exelon's interest in the jointly owned facilities prior to the acquisition of PSEG, the acquisition of the remaining interest was not assigned a premium attributable to Exelon's obtaining control of the facility. Exelon is the operator of the Peach Bottom units. In addition, at the time of execution of the merger agreement, Exelon Generation LLC entered into a separate agreement with PSEG Nuclear LLC to become the operator of the Salem units. As a result, the value to Exelon of becoming the 100% owner of these units does not support a control premium being assigned.

Note (g), page 152

  Comment:

9.
We have reviewed prior comment 31. You should consider revising note (f) on page 146 and note (g) on page 152 to make it clear that both the debt fair value adjustment and the associated regulatory asset will be amortized over the same period and in the same amounts through interest expense, with no impact to the income statement for PSE&G debt. If you believe that point is clear, please supplementally explain.

  Response:

        The Registration Statement has been revised as suggested by the Staff. See pp. 149 and 155.

Note (h), page 153

  Comment:

10.
We have reviewed prior comment 32. Please explain in further detail why the vast majority of PSEG's decommissioning scenarios assumed immediate decommissioning and earlier cash outflows than the cash outflows used by Exelon, resulting in a lower decommissioning liability for the PSEG units. In doing so, specifically tell us the probability weighting Exelon gave to each scenario and how such probability assessment was determined. Tell us, as of the current date, which process is the most economical. Further, as you indicated in response to prior comment 47, please explain to us the reason(s) Exelon changed the probability weighting of decommissioning scenarios subsequent to the adoption of SFAS 143.

  Response:

        As noted in the response to prior comment 32, the most significant factors in the estimation of decommissioning liability of Exelon and PSEG are the credit adjusted risk free rate and escalation assumptions used. When reflected in the calculation of the Asset Retirement Obligations, these factors result in a lower estimated liability for Exelon, relative to the estimated liability for PSEG. The estimated liability depends, to a lesser degree, on the timing of decommissioning expense. A factor in the timing of the decommissioning expense is the ability of the Department of Energy (the "DOE") to begin removing spent nuclear fuel from its operating sites. Exelon and PSEG believe that DOE's delay in the start of Yucca Mountain repository operations will alter how decommissioning will be performed and the timing of decommissioning expenditures. Recent statements made by senior DOE and Nuclear Regulatory Commission (the "NRC") officials indicate that DOE's ability to perform by 2010 is unlikely. The actual date when DOE would be able to begin acceptance of spent nuclear fuel is uncertain, and, due to expected pent-up demand for disposal of spent fuel from a number of different nuclear generating facilities around the country, the actual dates when DOE would be able to begin accepting spent fuel from any particular nuclear generation facility is even more uncertain.

        Exelon has developed the following probabilities for the various decommissioning scenarios, as defined in response to the Staff's prior comment 32, at Salem and Hope Creek:

Unit	DECON	Delayed DECON	SAFSTOR
Hope Creek	25.50%	52.50%	22.50%
Salem 1	18.75%	55.00%	26.25%
Salem 2	26.25%	47.50%	26.25%

        Exelon selected four senior individuals from its nuclear division to question regarding their view of the likelihood of occurrence for the three decommissioning scenarios. These individuals were chosen for their expertise in the various aspects of running a nuclear power organization—business, engineering, licensing and decommissioning. Each individual was required to fill out a "blind" matrix (i.e., results not shared) for all Exelon nuclear units. Nuclear senior management took into account the current environment related to decommissioning policies and considered various factors that could occur in the future in determining the probabilities associated with the various decommissioning scenarios. Data needed for this analysis was available for Salem Units 1 and 2 because Exelon is a co-owner of those units. The difference between the probabilities associated with the DECON and Delayed DECON scenarios for Salem Unit 1 and Unit 2 is primarily attributable to the following: (1) Salem Unit 2 is anticipated to be retired four years after Salem Unit 1; and (2) the general assumption that the probability for delaying active decommissioning activities is greater for the units being retired earlier at dual-unit facilities. Data for this analysis was not available for Hope Creek. However, Exelon's Limerick 2 Unit is similar to Hope Creek (given that the units are similar in size and expected retirement dates), so Exelon used data from Limerick 2 as a proxy for Hope Creek.

        Regarding which process is the most economical, given the basic assumption that returns on investments continue to exceed decommissioning cost escalation, SAFSTOR is the most economical mode of decommissioning, followed by Delayed DECON and DECON. Generally, Delayed DECON was found to be the most probable mode of decommissioning as all major decommissioning work (including the removal of spent fuel by the DOE) is performed at one time.

        Exelon reviews the probabilities of the various decommissioning scenarios from time to time to determine whether certain external events or expert view of the decommissioning process has changed. These events or expert views include, but are not limited to, the expectation of DOE performance at Yucca Mountain, advances in decommissioning technology and changes in NRC regulation. Pursuant to the provisions of paragraph 15 of SFAS No. 143, changes in estimated decommissioning costs resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows will be recognized as an increase or decrease in the assets and liabilities recorded. During 2004, the receipt of updated decommissioning cost studies from Exelon's third-party vendor, TLG, and additional delays in DOE's Yucca Mountain program for the storage of spent nuclear fuel suggested a reassessment of decommissioning scenarios was prudent and such reassessment was ultimately performed. As previously noted in response to the Staff's prior comment 47, the changes in probabilities for the three decommissioning scenarios in 2004 accounted for approximately 7% of the total increase in the asset retirement obligation.

        PSEG has informed Exelon of the following:

        PSEG's SFAS 143 calculation utilized a probability-weighted average life for each nuclear station. The following three possible scenarios were considered:

    Early Life—The stations will have an early retirement (2010)

    Normal Life—The stations will operate to the end of the original license life (total 40 years)

    Extended Life—The stations will operate to the end of a 20-year license extension (total 60 years)

        The probabilities used to calculate the weighted life for each nuclear station were as follows.

	Normal	Extended	Early
Salem	40%	50%	10%
Hope Creek	30%	70%	0%
Peach Bottom	20%	80%	0%

        To the extent certain units at a site remained operating after other units were discontinued, those units utilized SAFSTOR until the last unit on the site was no longer operational. At the end of the operating period for the last unit on the site, PSEG assumed a prompt removal/dismantling scenario for decommissioning each unit on the site, taking into consideration regulatory, operation, technology and risk factors.

        PSEG believed that a prompt removal/dismantling scenario provided the most reasonable means for terminating the license for the site, in the shortest possible time. This alternative avoids the long-term costs and commitments associated with the maintenance, surveillance and security requirements of the conventional delayed dismantling alternatives and allows for the use of existing equipment and resources that may not be readily available to support decommissioning operations under the prompt removal/dismantling scenario. PSEG has reaffirmed these assumptions with input from its nuclear management team. This process took into account considerations such as the likelihood of potential license extensions and other factors. PSEG's analysis assumes that DOE's acceptance of nuclear fuel will be available prior to the expected end of PSEG's units' lives.

Note (i), page 153

  Comment:

11.
We have reviewed prior comment 33. With respect to PSEG, we note that in preparing the valuation of the retiree welfare obligation, the attribution period for certain employee benefits began when an employee became eligible for the benefits. We further note that Exelon modified this assumption to reflect its methodology. Please tell us if the difference in methodology represented a different interpretation of accounting guidance or if there is an alternative reason. Further, please tell us if PSEG's Form 10-Q for the quarter ended March 31, 2005 will reflect the removal of the cap on its retiree medical subsidy for retirements after June 30, 2006.

  Response:

        Subsequent to the April 14, 2005 filing of the response to the Staff's prior comment letter, PSEG finalized the impacts of and provided information to Exelon concerning certain changes to its retiree health and welfare benefits plans in addition to the removal of the cap of PSEG's future contribution towards such benefits referred to in the prior response. Such additional changes included changes to the eligibility requirements and the calculation of the benefit subsidy provided by PSEG attributed to periods prior to reaching eligibility, i.e., date of hire, and certain other changes. These changes were communicated to employees in the first quarter of 2005 at which point a remeasurement of the OPEB liability was triggered and the attribution period was changed to the date of hire. The remeasurement was effective March 31, 2005 and was disclosed in Note 1 to PSEG's first quarter Form 10-Q filed on May 6, 2005. With these changes in the plans and the corresponding change in the attribution period, there is no purchase accounting adjustment related to the attribution period. These changes have no impact on the overall unrecognized OPEB liability and, therefore, no impact on the related purchase accounting adjustment.

Exhibit 5

  Comment:

12.
In the second paragraph of the legal opinion, we note that counsel has assumed the legal capacity of all signatories to documents. Counsel may not assume that you had the legal capacity to enter into these documents. Please revise the opinion accordingly.

  Response:

        The legal opinion has been revised to address the Staff's comment. The assumption was not intended to cover due authorization by Exelon or PSEG to enter into the documents, rather, the assumption related to the capacity of the individuals signing the documents to enter into a legally binding contract (e.g., that such persons were legally sane at the time of signing). As a result, we have deleted "the legal capacity of all persons" from the list of assumptions and added the following sentence to address the Staff's comment:

        "We have also assumed that each natural person who signed or authorized the signing of any document or authorized the taking of any action with respect to any document had the legal capacity to do so (it being understood that this assumption does not otherwise limit our opinions in paragraphs 1 and 2)."

Form 10-K for the fiscal year ending December 31, 2004

Disposition of Enterprises Entities, page 157

  Comment:

13.
We have reviewed prior comment 42 and note that, due to the completion of the sale of Sithe in January 2005, beginning with Form 10-Q for the quarter ended March 31, 2005, you will be reporting both Sithe and qualifying Enterprises businesses as discontinued operations. Given the fact that you entered into an agreement to sell Sithe to Dynegy, Inc. on November 1, 2004, please explain why Sithe was not classified as a discontinued operation as of December 31, 2004 in your Form 10-K. In doing so, please specifically address each of the criteria in paragraph 30 of SFAS 144. On a related note, tell us whether the equity pick-up prior to FIN 46 consolidation on March 31, 2004 was included in discontinued operations and how it is reflected in your pro forma financial statements.

  Response:

        Exelon used the accounting guidance in paragraphs 42 and 43 of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (SFAS 144), in determining that Sithe's results of operations should not be classified as a discontinued operation for the year ended December 31, 2004. As stated in paragraph 42, "The results of operations of a component of an entity that either has been disposed of or is classified as held for sale shall be reported in discontinued operations in accordance with paragraph 43." Paragraph 43 states "In a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement...shall report the results of operations of the component...as discontinued operations." Exelon concluded Sithe did not qualify for discontinued operations classification at December 31, 2004 since (1) the disposal transaction did not occur until January 31, 2005 and (2) Sithe did not meet the requirements of paragraph 30 of SFAS 144 to be classified as "held for sale" at December 31, 2004 (primarily because Exelon had not yet closed on its call option to acquire the remaining 50% of Sithe that it did not own, thus making Exelon's 100% interest in Sithe not available for immediate sale—see further discussion below).

        As noted in the Staff's comment, Paragraph 30 of SFAS 144 details the criteria that need to be met in a particular period in order to achieve "assets held for sale" classification:

  "A long-lived asset (disposal group) to be sold shall be classified as held for sale in the period in which all of the following criteria are met:

          a.     Management, having the authority to approve the action, commits to a plan to sell the asset (disposal group).

          b.     The asset (disposal group) is available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets (disposal groups). (Examples 5-7 of Appendix A illustrate when that criterion would be met.)

          c.     An active program to locate a buyer and other actions required to complete the plan to sell the asset (disposal group) have been initiated.

          d.     The sale of the asset (disposal group) is probable, and transfer of the asset (disposal group) is expected to qualify for recognition as a completed sale, within one year, except as permitted by paragraph 31. (Example 8 of Appendix A illustrates when that criterion would be met.)

          e.     The asset (disposal group) is being actively marketed for sale at a price that is reasonable in relation to its current fair value.

          f.      Actions required to complete the plan indicate that it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn."

        Exelon concluded that as of December 31, 2004, the transaction to dispose of Exelon's investment in Sithe met the criteria for items a, c, d, e & f of paragraph 30 of SFAS 144 as management had committed to a plan to sell the investment and an agreement to sell was entered into prior to December 31, 2004. However, Exelon concluded that this transaction did not meet the criteria listed in paragraph 30(b) as of December 31, 2004, as the Sithe assets were not available for immediate sale because (1) the regulatory approvals required to close on the call transaction to purchase the remaining 50% of Sithe had not been obtained; (2) the subsequent dividend of cash of approximately $65 million from Sithe to Exelon following the closing of the call transaction had not occurred as of December 31, 2004; and (3) the regulatory approvals required for sale of Sithe to Dynegy, Inc. had not been received. Exelon received the necessary regulatory approvals from the Federal Energy Regulatory Commission ("FERC") and other state regulatory agencies in January 2005.

        Exelon concluded that even though the regulatory approvals had been obtained as of January 31, 2005, before Exelon's 2004 Form 10-K was issued, that the assets were not available for sale as of December 31, 2004 and should not be classified as "held for sale" at December 31, 2004. Paragraph 33 of SFAS 144 discusses the classification of long-lived assets to be disposed of when the sale criteria are met after the balance sheet date but before the issuance of the financial statements.

  "If the criteria in paragraph 30 are met after the balance sheet date but before issuance of the financial statements, a long-lived asset shall continue to be classified as held and used in those financial statements when issued. The information required by paragraph 47(a) shall be disclosed in the notes to the financial statements. If the asset (asset group) is tested for recoverability (on a held-and-used basis) as of the balance sheet date, the estimates of future cash flows used in that test shall consider the likelihood of possible outcomes that existed at the balance sheet date, including the assessment of the likelihood of the future sale of the asset. That assessment made as of the balance sheet date shall not be revised for a decision to sell the asset after the balance sheet date. An impairment loss, if any, to be recognized shall be measured as the amount by which the carrying amount of the asset (asset group) exceeds its fair value at the balance sheet date."

        Based on the above accounting guidance, Exelon disclosed in footnote 25 to its 2004 financial statements a description of the facts and circumstances leading to the disposal and the manner and timing of that disposal.

        Exelon's equity earnings for Sithe for the first quarter of 2004 approximated a $2 million loss. Based on Exelon's interpretation of paragraph 5 of SFAS 144, Exelon did not classify Sithe's results of operations for the first quarter of 2004 in discontinued operations as it was a nonconsolidated subsidiary accounted for as an equity method investment. Rather, Sithe's results of operations for the first quarter of 2004 are included in equity in earnings (losses) of unconsolidated affiliates.

* * * * *

        If you have any questions regarding the foregoing or the amendment to the Registration Statement, please contact the undersigned at (312) 853-7034 or Randall E. Mehrberg of Exelon at (312) 394-7398.

Very truly yours,
/s/ CAROL M. LIND
cc:
Randall E. Mehrberg
R. Edwin Selover